Exhibit 99.2

CENTURY BANCORP, INC.

Nominating Committee Policy and Procedures

General. The Nominating Committee shall provide assistance to the Board of Directors in fulfilling its responsibilities by:

1.	Evaluating candidates for nomination to the Board of Directors.

2.	Recommending to the Board the nomination of candidates for reelection and election as Directors.

3.	Assisting in the identification of individuals qualified to become directors as needed.

4.	Recommending to the Board candidates for appointment as members of Committees of the Board.

Composition. The Committee shall be comprised of three or more members of the Board of Directors, each of whom is determined by the Board of Directors to be “independent” in accordance with the rules of the NASD.

Appointment and Removal. The members of the Committee shall be appointed by the Board of Directors and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Members of the Committee may be removed with or without cause by a majority vote of the Board of Directors.

Chairman. Unless a Chairman is elected by the full Board of Directors, the members of the Committee shall designate a Chairman by majority vote of the full Committee membership. The Chairman will chair all sessions of the Committee and will set the agendas for Committee meetings.

Process for Identifying and Evaluating Nominees. The process that the Nominating Committee follows when it identifies and evaluates individuals for nomination for election to the Board of Directors is as follows:

Identification. For purposes of identifying potential candidates as nominees for the Board of Directors, the Nominating Committee relies on personal contacts of the Committee and other members of the Board of Directors, as well as its knowledge of members of the Company’s local communities. The Nominating Committee will also consider director candidates recommended by shareholders in accordance with the procedures set forth below and any relevant provisions of the Company’s Bylaws. The Nominating Committee does not use an independent search firm in identifying nominees.

Evaluation. In evaluating potential candidates, the Nominating Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth below and any relevant provisions of the Company’s Bylaws. In addition, as appropriate, the Nominating Committee will conduct a check of the individual’s background and interview the candidate.

Selection Criteria. The Nominating Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet any eligibility requirements under law or set forth in the Company’s Bylaws and a requirement that the candidate not have been subject to certain criminal or regulatory actions. In addition, the Committee considers, among others, residency or business ties in any county or contiguous county to where the Company or its subsidiaries have an office.

The Nominating Committee will also consider the following criteria in selecting nominees: financial, regulatory and business experience and skills; familiarity with and participation in the local community; integrity, honesty and reputation; time availability (including the number of other boards the candidate sits on); dedication to the Company and its stockholders; independence; NASD listing requirements; needs of the Board and the Company; and any other factors the Nominating Committee deems relevant, including age, diversity, residence or location of potential nominee’s business, size of the Board of Directors and regulatory disclosure obligations.

In addition, prior to nominating an existing director for reelection to the Board of Directors, the Nominating Committee will consider and review an existing Director’s Board and Committee attendance and performance; experience, skills and contributions that the existing Director brings to the Board; and independence.

Consideration of Shareholder Candidates. It is the policy of the Nominating Committee of the Board of Directors of the Company to consider director candidates recommended by shareholders who are qualified to serve on the Company’s Board of Directors. If no vacancy exists on the Board of Directors and the Nominating Committee does not perceive a need to increase the size of the Board of Directors, the Nominating Committee may choose not to conduct a full evaluation of an unsolicited recommendation. In order to avoid the unnecessary use of the Nominating Committee’s resources, the Nominating Committee will consider only those director candidates recommended in accordance with the procedures set forth below and any relevant provision of the Company’s Bylaws.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Nominating Committee, care of the Corporate Secretary, at the main office of the Company:

1.	The name of the person recommended as a director candidate and all information relating to such person that would indicate such person’s qualifications;

2.	All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3.	The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4.	As to the shareholder making the recommendation, the number of shares and the name and address, as he or she appears on the Company’s books, of such shareholder; provided, however, that if the shareholder is not a registered holder of the Company’s common stock, the shareholder should submit his or her name and address, along with a current written statement from the record holder of the shares that reflects ownership of the Company’s common stock; and

5.	A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company’s annual meeting of shareholders, the recommendation must be received by the Nominating Committee not less than ninety (90) days prior to the date of the meeting; provided, however, that in the event that less than one hundred (100) days’ notice or prior disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.